Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Predecessor	Successor

	Period	Period
	July 1,	August 15,
	2007	2007			Three months	Three months
	to	to	Year Ended	Year Ended	Ended	Ended
	August 14,	June 30,	June 30,	June 30,	September 30,	September 30,
	2007	2008	2009	2010	2009	2010

Earnings:
Income (loss) from continuing operations
before income taxes	$(21,239)	$(139,531)	$(92,020)	$(11,449)	$(26,708)	$(18,064)
Add: fixed charges	584	76,810	86,277	86,713	21,654	22,015
Total adjusted earnings (loss)	$(20,655)	$(62,721)	$(5,743)	$75,264	$(5,054)	$3,951

Fixed Charges:
Interest expense	$58	$71,144	$79,052	$79,177	$19,846	$20,045
Amortization of deferred financing costs	217	3,514	4,771	4,771	1,193	1,193
Rentals at computed interest factor (1)	309	2,152	2,454	2,765	615	777
Total fixed charges	$584	$76,810	$86,277	$86,713	$21,654	$22,015

Ratio of Earnings to Fixed Charges*	*	*	*	0.9x	*	0.2x

(1)  Amounts represent one-third of rent expense, which we believe to be representative of the interest factored in these rentals.

*The deficit of earnings to fixed charges was $21.2 million for the period July 1, 2007 through August 14, 2007, $139.5 million for the period August 15, 2007 through June 30, 2008, $92.0 million for the year ended June 30, 2009, $11.4 million for the year ended June 30, 2010 and $26.7 million and $18.1 million, respectively, for the three months ended September 30, 2009 and 2010.
  .